INVESTOR DISCLOSURE PACKET

OUTER COMMUNITY BUILDS, LLC

(a Delaware limited liability company)

$450,000

Promissory Notes

Outer Community Builds, LLC

2725 Washington Boulevard,

Baltimore, Maryland 21230

May 9, 2023

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Outer Community Builds, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 29, 2023
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	2725 Washington Blvd Baltimore, Maryland 21230
Website Address	http://outer-builds.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Suresh Mirchandani	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Research and development to determine the best technologies and materials to use in creating multi disaster resilient homes at scale. Consulting projects.	
Principal Occupation During Last Three Years	Research and development for Smartiltup Homes, Inc	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Suresh Mirchandani
Name	

§227.201(d) – The Company's Business and Business Plan

The Problem

Is it now undeniable that as our carbon footprint increases so will the number of natural disasters, and that this will affect millions of people every year. Homes will be partially or completely destroyed. Reliance on stick-built construction has made this problem worse since stick built is generally not disaster resilient.

Outer Community Builds, LLC (the Company) has a vision to become a leading niche provider of sustainable, resilient, biophilic and SMART homes. Our target market is the growing number of Americans (18.9 million, post-Covid, according to a study by Upwork) who are either embracing remote work or joining farmsteading communities.[1] Our homes will have a deep connection to nature, integrating biophilic and feng shui elements, in addition to multi-disaster resistance.

In 2022, more than 3.3 million Americans lost their homes to natural disasters. In 2021, nearly 15 million homes were impacted by severe natural weather.[2] [3] Disaster resilience needs to be addressed. In 2022, the cost of natural disasters over the past five years has been estimated to be $595.5 billion.[4] The cost of damage over the last 10 years (2013-2022) has also been historically large and estimated at $1.1 trillion as a result of 152 separate billion-dollar events. Homes are susceptible to various disasters such as earthquakes, tornadoes, hurricanes, flooding, landslides, and forest fires. We prioritize designing and building homes with superior disaster resilience. The World Bank recognizes resilient infrastructure as a top priority for countries prone to natural disasters. We aim to achieve a high index rating for resilience to disasters with our designs and materials.

At the same time, the building industry has been a significant contributor to climate change. We plan to address this impact in a number of ways:

- Transportation of materials for new home construction generates approximately 30 tons of CO_2, based on an average of 65 grams per ton per kilometer.[5] To reduce our carbon footprint, we aim to minimize the transportation of materials.
- Currently, there is a high reliance on wood for housing construction, which is not disaster resistant.
- If designed correctly, concrete can be used to create disaster-resistant homes and to reduce carbon footprint. Ordinary concrete generates around 410 kg of CO_2 per cubic meter. By incorporating fly ash, this can be reduced to 290 kg CO_2 per cubic meter. Our goal is to reduce this carbon footprint by 50%.
- We plan to implement CO_2 offset programs in Asia to balance out the carbon generation from

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[1]https://www.forbes.com/sites/jackkelly/2022/03/14/upwork-study-says-19-million-americans-plan-on-relocating-due-to-remote-work-is-this-likely-now-that-omicron-subsided/?sh=67dc4d621e7c
[2] https://www.audacy.com/krld/news/national/3-3m-americans-lost-homes-in-natural-disasters-in-2022
[3]https://thehill.com/changing-america/sustainability/infrastructure/595489-one-in-10-homes-in-the-us-affected-by-climate/#:~:text=A%20new%20report%20estimates%20that,unique%20risks%20and%20potential%20damages
[4]https://www.climate.gov/news-features/blogs/2022-us-billion-dollar-weather-and-climate-disasters-historical-context#:~:text=2022%20Highlights,the%2020%20events%20in%202021.
[5] https://business.edf.org/insights/green-freight-math-how-to-calculate-emissions-for-a-truck-move/

our homebuilding.

35% of Americans live in rental homes. Skewed high demand for select urban areas, plus higher mortgage rates, has pushed up prices and rents all over the United States. Land availability in urban areas is limited and prices of land have skyrocketed, making urban construction unaffordable.[6] [7] [8] [9]

The Solution

We plan to offer design/build services for disaster-resilient homes in remote and rural communities emerging on the outskirts of the cities. Our homes will be designed to deploy quickly and consistently, over and over again. Offered in sizes ranging from 800 - 2,000 square feet, they are designed to withstand earthquakes, forest fires, hurricanes, tornadoes, and flooding. They are also designed to be off-grid compatible, allowing for integration of solar and geothermal technology, and eventually hydrogen power. We offer a complete package of green energy and sustainable living in a sustainable and affordable home.

Our homes are designed as Scandinavian-style barn homes, with smaller windows to protect against debris during hurricane and tornado conditions, and shutters which protect from flooding and other natural disasters. Floorplans include two options: 1,000 square feet on one level, with two bedrooms. And 2000 square feet on two levels, with three bedrooms. The width of the homes will be between 20-24 feet, lengths between 50-80 feet, and heights would be 20-26 feet maximum. Our pilot home buyer has chosen a plan of 1,250 square feet on one level, with two bedrooms and a simple loft of 300 square feet.

Homes will be built using one of the below panel technologies, all of which have insulation at their core and all of which will have exterior cladding resistant to forest fires and will be installed on structures that are multi-disaster resilient.

Stand and shoot which involves spraying concrete onto standing insulated panels.[10]

Onsite cast insulated concrete panels which involves casting and assembling the panels on site.[11]

Steel-coated insulated panels which can be snapped together.[12]

These panels will be used for the walls and roof of each home and tied down to the foundation to counter high winds and tornadoes. Rockwool is the preferred insulation to use where forest fires are a threat. Each home can be built in approximately four months, including building permit approval and inspections,

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[6] https://www.thezebra.com/resources/research/homeownership-statistics/

[7] https://wisevoter.com/state-rankings/median-home-price-by-state/

[8] https://wisevoter.com/state-rankings/median-home-price-by-state/

[9] https://ipropertymanagement.com/research/renting-statistics#cost

[10] https://www.innstruct.com/stand-and-shoot.html

[11] http://www.nox-crete.com/

[12] https://structall.com/

making it a fast and efficient option for our customers.

Our homes will include systems and features such as masonry heating, cooking, baking and hot water furnaces, Energy Star appliances with very low energy consumption, solar systems with battery backup, propane generator backup and wall heaters and LED light fixtures. These energy-efficient homes will be able to function off the grid, using solar energy, and reconnect their owners back to nature, while reducing their carbon footprint both during construction process and occupancy.

Our target market is the work-from-home and farmstead community, some of whom derive income from agriculture-based activities and are located in isolated areas. Some are seeking to find more time with their families, or simply live more self-sufficiently, reducing their cost of living and providing an alternative to an urban lifestyle.

About the Project

The Company has identified an off-grid, co-operative farmstead community in Utah, located on a 500-acre site, developed by a non-profit organization, and known as the Utah OSR Land Co-op.[13] The co-op plans to sell 250 memberships in the co-operative, each with a 2-acre lot to build on, resulting in a 250-home community.

The co-op is located on the Riverbed Ranch property, about 55 miles west of Santa Quin and about 40 miles north of Delta and claims to be "Utah's first and only off-grid farmsteading community." [14] [15] The property is 1,245 acres, about 3 miles long (north to south) and about 3/4 of a mile wide.

A membership of $35,000 entitles the member to exclusive use of the land to build a home, green house, barn and water well. The target market is families and individuals who want to live a more self-reliant and self-sustaining lifestyle. According to the organization "most of the 125+ families, who have joined our community so far, joined for one (or more) of these reasons:

- To live a lifestyle independent of mortgage, power, and water bills.
- To live a healthier lifestyle, eating pesticide-free food and breathing clean air.
- For safety, either from things now, or things that may come down the road.
- To create a place where their family can all live, learn and work together." [16]

Initially, 500 acres have been plotted and approximately 250 lots created. Each membership share allows the member control over a 2 acre lot, water rights, a vote for co-op board of directors and the ability to sell services through the co-op. Each member must agree to build a passive solar home with a county-approved septic system, a shop or barn for animals or storage, a greenhouse, a well and to plant a garden or an orchard within three years. Infrastructure for each home along with outbuildings is expected to cost

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[13] https://osrcommunity.com/utah-co-op/
[14] https://www.google.com/maps/place/Utah+OSR+Land+Co-op+at+Riverbed+Ranch/@39.898159,-115.4513771,7z/data=!4m6!3m5!1s0x80b2cfb17ac8b43f:0xe66548ae434d04d1!8m2!3d39.8881965!4d-112.8138437!16s%2Fg%2F11fncj5y2h
[15] https://www.riverbed-ranch.com/
[16] https://academyosr.com/zoom-qa-prep/

each family between $225,000 and $450,000.

Infrastructure planned by the co-op includes a recreational vehicle campground, providing temporary quarters for members who are building homes, a greenbelt to include a hiking trail and creek, high speed fiber optic internet to be provided through Elon Musk's Star Link system, and a co-op store for importing and exporting goods.

Of the memberships available, 125+ have been sold, and three homes have been built, with another 15 homes under construction towards the 250 total that will need to be built. To date, a variety of home-building techniques and materials have been used including stick built, insulated concrete forms, straw bale, panelized, and sandbag homes. The location is remote and accessible only by gravel road, making it difficult to access during the winter. The lack of a ready-to-implement building solution is one of the reasons cited by members who have chosen to exit.

Each member will require a compound of 10,000 square feet minimum, to include their home and a patio, a greenhouse 600 to 3,000 square feet in size, a workshop and garage, a home office, a storage shed for agricultural produce, and the necessary space for HVAC, solar and other smart systems.

Our first pilot home of 1,250 square feet has been negotiated for sale at $200,000, and we expect it to cost $160,000 to build. The targeted construction period is four months. Septic, solar and water well will be provided by the customer. The home planned is a Scandinavian-style barn home with a sleeping loft. While the site has limited disaster threats, the home has been designed to be disaster resilient in the event of possible earthquakes, floods, and high winds.

Once the pilot home has been completed, we plan to expand by building self-sufficient teams, each with its own equipment to execute orders. Each team is expected to include one senior engineer and two junior engineers. They will undergo extensive training for two months at Gulf Concrete's facility in Mississippi, followed by hands-on training at two construction sites. Training will include everything from reading plans to sourcing and installing panels, integrating utilities and final finishing. We plan to increase the number of teams as the business expands, and over time, rely on fewer sub-contractors.

We plan to build 71 homes over the next six years starting with homes in the rural farmstead co-op located in Utah, or other similar location. Our projections for growth are as follows:

	Year 1 - Pilot	Year 2	Year 3	Year 4	Year 5	Year 6
PROJECTED HOMES SOLD	1	6	10	15	18	21
PROJECTED INCOME						
Down payment		189,000	330,750	520,932	656,373	804,058
Payment 1	100,000	446,250	838,950	1,368,203	1,844,964	2,588,118
Payment 2	100,000	357,000	740,775	1,260,433	1,830,205	2,898,072
TOTAL PROJECTED INCOME	200,000	992,250	1,910,475	3,149,567	4,331,543	6,290,248
EXPENSES						
Construction costs	160,000	924,000	1,671,600	2,676,870	3,486,767	4,580,028

Overheads	45,000	240,000	264,000	290,400	319,440	322,102
TOTAL PROJECTED EXPENSES	205,000	2,844,000	1,935,600	2,967,270	3,806,207	4,902,130
NET OPERATING INCOME	(5,000)	(171,750)	(25,125)	182,297	525,336	1,388,118
CAPITALIZATION						
Small Change Promissory Notes	450,000	0	0	0	0	0
BALANCE OF CAPITAL AVAILABLE	445,000	273,250	248,125	430,422	955,758	2,343,876

See Exhibit A for detailed business plan projections.

The project team includes:

> Architects: David Clayton of DEIV Architecture [17]
> Structural Engineer: Lucas Bellani of Cassaforma (specialist in stand and shoot panel design) [18]
> General Contractor: Richard Sims from Sims Construction [19]
> Architectural Plans: Civic Consultants, Inc. [20]
> Materials Strategic Partner: The panels and concrete are being supplied by Gulf Concrete

The anticipated schedule for the pilot home is as follows:

> May 30, 2023   Plans finalized
> June 30, 2023   Plans approved
> June 30, 2023   Contractor permits acquired
> July 15, 2023   Construction start
> October 30. 2023   Construction complete
> November 30, 2023   Final inspections

The Competition

We expect our primary competition to be high-value mobile home suppliers. There are some 33 manufacturers of manufactured and mobile homes in the United States. These homes are manufactured using stick-built construction, which is wood-based. Wood is an unsafe material to use in off-grid homes where propane and wood are stored in bulk and used interchangeably for heating purposes. Also, the fear of forest fires makes stick-built housing solutions less attractive for remote settlers.

There are existing barn home manufacturers who build with logs or steel. Log homes are very expensive, and steel homes are generally kits with no customization available. One Florida-based company builds

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[17] http://www.deiv.net/
[18] https://cassaforma.com/sistema-constructivo/
[19] https://www.linkedin.com/in/richard-sims-a3065621/
[20] http://civicconsultantsinc.com/

flood-resilient homes on stilts, and round hurricane-resistant homes. To date, they have sold 5,000 homes in the state of Florida. But the exterior shell of their homes are built out of wood, and they have large windows which might be broken by flying debris in the event of high winds.

Here's an analysis of our competition. [21]

	Mobile and/or Manufactured Homes	Barn Homes	Disaster Resilient Homes
Number of companies	33 [22]	25 +	3
Products	Foundation or chassis-mounted, stick built homes; may include Installation	Barn and pole sheds/homes made from steel or timber in elaborate designs; sold as kits; no installation service	Stick built on stilts or circular; Two targeting concrete-based homes with on-site assembly
Prices	Low end - $80-160 per sf; Custom modular - $130-310 per sf	Average $120 per sf [23]	Shell only $250-500 per sf [24]
Strengths	Large Volumes - 10% of total home market	Have a hold in agricultural sector	First mover
Weaknesses	● Need large factories ● Heavy logistics ● Targeting low-income ● Orientation for energy + ventilation not possible ● If wood based, then wood heating and propane would be threat	● Sold as kits ● Labor-intensive	● Largest of 3 uses, stick built. ● Not easily scalable

There is also competition from different panel and composite fiber cement blocks which involve assembly

[21] https://www.manufacturedhousing.org/wp-content/uploads/2020/07/2020-MHI-Quick-Facts-updated-05-2020.pdf
[22] https://www.manufacturedhousing.org/wp-content/uploads/2020/07/2020-MHI-Quick-Facts-updated-05-2020.pdf

[23] https://www.extremepolebuildings.net/blog/pole-barn-house-cost/

[24] https://www.deltechomes.com/learn-more/pricing/

at site. These offer solutions for walls only, and not the roof of the homes.

There are also the stick build builders who use wood framing for constructing the homes.

Marketing

We believe unmet demand for our homes comes from three distinct sources:

> **Unmet aspirational demand.** All generations aspire to own a home but only 48.6% of Millennials do, compared to 68.6% of Gen-Xers and 78% of Baby Boomers.[25] Those who do not own homes and are looking to migrate out of the cities may be our first potential customers.

> **COVID and the emergence of remote workers.** Post-COVID, approximately 18.9 million Americans now work remotely. Some remote workers prefer to migrate out of cities and seek a better work-life balance.

> **Disaster resilience.** In 2022, more than 3.3 million Americans lost their homes to natural disasters. There is an emerging group of potential customers seeking disaster resilient homes.

Some of this demand can be fulfilled on ranch lands. In 1935 there were 6.8 million ranch farms, compared to 2 million today.[26] States such as Arizona and Texas are permitting conversion to low-density residential on vacant ranch land.[27]

Our first project at Riverbed Ranch, in Utah, provides us with built-in marketing opportunities. The members of OSR are well connected through social media, word of mouth, and have organized weekly online meetings. Members who don't live in Utah visit the site often to check on activity there. The pilot project we built will be our primary marketing tool for this community, to be used as a demonstration of the homes we can build, open to all to inspect.

Online presentations to members have already begun, with several members attending a kick-off meeting. Since meetings are recorded, they can be viewed by more than the initial attendees. We expect to be added to the newly revamped OSR website as a home systems provider for the community. The OSR is planning to create similar co-ops in Idaho, then Arizona, Alberta, Canada, and Wyoming.

The product design, process and materials can also be used for the hospitality industry and also accessory dwelling units (ADU) where a demand of 4.7 million units is projected.[28] This allows us to target alternate markets.

About the Team

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[25] https://www.globest.com/2022/04/26/the-share-of-millennials-owning-homes-is-dwindling/

[26] https://drgnews.com/2022/06/22/number-of-us-farms-continues-slow-decline/

[27] https://fortworthreport.org/2022/06/04/fort-worth-going-west-with-new-growth-from-ranch-land%EF%BF%BC/

[28] https://www.huduser.gov/portal/pdredge/pdr-edge-featd-article-022222.html

Suresh Mirchandani, the founder of Outer Community Building, LLC, is a construction technologist focused on mass sustainable and affordable housing solutions.[29] He has 43 years of business experience as consultant with a history of working in the environmental services industry, specializing in building materials, construction methods, and solar-based energy over several verticals, including banking, renewable energies, healthcare, construction and logistics, and across different countries, including India, China, South Africa, UAE, Germany, Spain and Italy.

From 2005 to 2017, Suresh was CEO of Single Watts Solar Energy P Ltd. He also was involved in providing EPC Services to an Australian Company, SunEngy, who built a floating solar plant on a dam for the Tata Power Company of India.[30] From 2018 on Suresh was a consultant to a variety of companies including BSBK, where he consulted on urban and rural affordable housing, Neptune Industries Limited where he managed their Building Materials Construction Technology Division online and Titan Machinery. [31] [32] [33] Suresh also designed and developed machines for the manufacturing of interlocking bricks along with sales promotions to Indian brick manufacturers.

Suresh migrated to the U.S. in June 2021, after an 18-month COVID lock-down in India. Since June 2021, Suresh has collaborated with Harbison Walker International, developing refractory concretes; Sristi Ventures India as consultant for rockwool insulations, working on a total integrated panel system for tilt up and concrete spray over insulation panels; and Gulf Concrete on insulating materials and concretes. Suresh incorporated Smartiltup Homes, Inc. in July 2022, in order to research and develop new construction technologies and materials related to the building industry. Two primary areas of focus are solar hydrogen home systems and SMART systems independent of WiFi for remote homes.

Suresh holds a Bachelor of Technology and an MBA in Finance from Jamnalal Bajaj Institute of Management Studies.

Suresh has assembled a skilled advisory team to assist in the R&D and launch of the Company. They include:

Mukundrai Patel chief architectural designer/project manager at Atticus Architecture, Inc,[34] oversees the regulatory approval and design philosophy throughout the building process. Mukundrai graduated with a Bachelor of Arts in Architectural Studies degree from Oxford Brookes University in Oxford, England in 1992, with post graduate studies at the Royal Melbourne Institute of Technology in Melbourne, Australia, and at Arizona State University in Tempe, Arizona.

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[29] https://www.linkedin.com/in/suresh-mirchandani-511008194/
[30] https://economictimes.indiatimes.com/industry/energy/power/tata-power-to-build-indias-first-floating-solar-plant/articleshow/7761702.cms
[31] bsbkltd.com
[32] neptune-india.com
[33] titan-machinery.com
[34] https://atticusarch.com/about_us.php







Jill Smith, AIA NCARB, will spearhead the design and construction process for the Company.[35] Jill is the President and Managing Principal of her own firm, Civic Consultants. She has served on the Kentucky Board of Architects since 2000, including as president of the board for two years and has 29 years' experience with publicly-funded projects as well as private sector work.

James R. Baty, principal at Sauter Baty & Bloomquist, Inc., and the Executive Director of the Concrete Foundations Association, has led a career focused on thermal design efficiency and concrete construction.[36] [37] Since 2001, he has served the global concrete industry as a manager and director within both the cast-in-place and tilt-up concrete construction industries.

Dr. Nemkumar Banthia is materials and resilience structure advisor to the team. He is a Distinguished Professor and Senior Canada Research Chair at the University of British Columbia.[38] His primary area of research is in sustainable concrete infrastructure with emphasis on nano-modified fiber reinforced composites, ultra-high performance concrete materials, waste recycling and fracture analysis.

About the Change

SMALL CHANGE INDEX™

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location		Street life		Underserved community	✓
Walkable		Third Place		Jobs Created	✓
Bike friendly		Park or Plaza		Incubator	
Business Corridor		Building reuse or infill		Diverse workforce	✓
Public or other transit		Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance	✓	Reduced parking	

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to build 71 homes on a 500-acre site in Utah and other similar sites.

We are trying to raise a maximum of $450,000, but we will move forward with the Project and use investor funds if we are able to raise at least $25,000 (the "Target Amount"). If we have not raised at least the

[35] https://www.civicconsultantsinc.com/StaffInfo_Jill.html
[36] https://www.sb2management.com/
[37] https://www.cfaconcretepros.org/
[38] https://civil.ubc.ca/nemkumar-banthia/

Target Amount by 11:59 PM EST October 31, 2023 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $2,500. Investments above $2,500 may be made in $500 increments (e.g., $3,000 or $3,500, but not $2,736). An investor may cancel his or her commitment up until 111:59 PM EST October 29, 2023 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

Investor Return

Each investor will be issued a Promissory Note, dated November 1, 2023, by the Company, promising to pay to the Investors the Regular Interest of 8% plus Participation Interest of 15% of the Company's cash flow annually, along with all outstanding principal at the end of the six-year term.

Payments will be made to investors on an annual basis, with each payment consisting of Regular and Participation interest. Payments are expected to begin 12 months after Promissory Notes are issued. Until then, interest earned will accrue. A final balloon payment will be made to each investor on the maturity date.

How will this work for you?

The Company hopes to raise $450,000 in debt into their project through this offering. 8% annual interest plus 15% of distributable profit will be assigned to the total funds invested. If you invest, your return will be a proportional share of the total. Here's how you can calculate potential return on this project if you decide to invest.

Let's say you invest $4,500 of the total $450,000 that the Company wants to raise. Your proportional share will be 1%. You will receive your return on that investment in three ways.

First, you will earn 8% interest every year. $4,500 x 8% = $360, so over the period of the project (six years) you will earn $2,100 in interest.

Now let's assume that $2,000,000 is earned over the life of the project in profit before the manager takes any payments. A 15% participation interest, or $300,000 will be distributed to all investors. Your share of that distribution will be $300,000 x 1% = $3,000.

And finally, your original investment of $4,500 will be returned at the end of six years.

Now let's add these up.

$2100 in interest earned + $3,000 in participation interests + $4,500 in investment returned = $9,600.

This is the potential return on your $4,500 investment.

See Exhibit E: Note Indenture and Exhibit D: Promissory Note for more details on the terms of your note.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the project or neighborhood in which the project is planned. Properties shown in these images may not be included in the offering and Investors may not receive an interest in them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000,

your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $25,000

Offering Deadline   October 31, 2023

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$450,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X_____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $25,000:

Use of Money	How Much (approximately)
Architect's Design Fee	$3,750

Materials, labor and services for construction	$20,000
Small Change fees	$1,250
TOTAL	**$25,000**

If we raise the maximum goal of $450,000:

Use of Money	How Much (approximately)
Architect + Testing fees	$25,000
Materials, labor and services for construction	$402,500
Small Change fees	$22,500
TOTAL	**$450,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on Small Change.[39] See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

---

[39] www.smallchange.co

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Promissory Notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy a $2,500 Note you will pay $2,500.

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project will generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture, are attached as Exhibit D: Form of Promissory Note and Exhibit E: Note Indenture.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Your Right to Payments under the Note

Each investor will be issued a Promissory Note, dated November 1, 2023, by the Company, promising to pay to the Investors the Regular Interest of 8% plus Participation Interest of 15% of the Company's cash flow annually, along with all outstanding principal at the end of the six-year term.

The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest, shall be due on the maturity date, six years from the date the Promissory Notes are issued.

Payments will be made to investors on an annual basis, with each payment consisting of Regular and Participation interest. Payments are expected to begin 12 months after Promissory Notes are issued. Until then, interest earned will accrue. A final balloon payment will be made to each investor on the maturity date.

See Exhibit E: Note Indenture and Exhibit D: Promissory Note for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

● The Note Indenture prohibits the sale or other transfer of Notes without the Manager's consent.
● If you want to sell your Note the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
● For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

    As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Notes may not be modified or amended. However, the terms of the Note Indenture may be modified or amended with the consent of Investors holding 25% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company currently has no other classes of securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of Promissory Notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue Promissory Notes that are secured by specific property of the Company.

The Person Who Controls the Company

Suresh Mirchandani owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Mirchandani effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.

- The Manager could do a bad job running the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on the terms of any lease, which affects the profitability of the project.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $2,500 Note is being valued at $2,500.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering
●

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Management fee	Monthly	Suresh MIrchandani	Manager	$5,000 per month

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on March 29, 2023. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to design and build disaster-resilient homes on ranch lands as described in our business plan, as soon as the Offering closes.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to sign agreements to build homes, purchase construction materials and hire sub-contractors, as soon as we raise money from Investors in this Offering.

We have no other proceeds than the proceeds we hope to receive from the Offering

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

Our financial statements are attached as Exhibit G: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit H: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://smartiltup.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is nothing else to disclose.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

EXHIBIT A: BUSINESS PLAN PROJECTIONS

PROJECTED CASH FLOW

YEAR ONE - PILOT HOME	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	TOTAL
INCOME													1
Pilot home - Payment1									100,000		-		100,000
Pilot home - Payment 2									-		100,000		100,000
TOTAL INCOME	-	-	-	-	-	-	-	-	100,000	-	100,000	-	200,000
EXPENSES													
Construction costs							32,000	32,000	48,000	48,000			160,000
Overheads							7,500	7,500	7,500	7,500	7,500	7,500	45,000
TOTAL EXPENSES	-	-	-	-	-		39,500	39,500	55,500	55,500	7,500	7,500	205,000
NET OPERATING INCOME							(39,500)	(39,500)	44,500	(55,500)	92,500	(7,500)	(5,000)
CAPITALIZATION													
Small Change Promissory Notes							50,000		100,000		300,000		450,000
CASH FLOW						-	10,500	(39,500)	144,500	(55,500)	392,500	(7,500)	445,000
BALANCE OF CAPITAL AVAILABLE						-	10,500	(29,000)	115,500	60,000	452,500	445,000	

YEAR TWO	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	TOTAL
PROJECTED HOMES SOLD	1		1		1		1		1		1		6
INCOME													
Down payment	31,500		31,500		31,500		31,500		31,500		31,500		189,000
Home payment - Instalment 1			89,250		89,250		89,250		89,250		89,250		446,250
Home payment - Instalment 2					89,250	-	89,250		89,250		89,250		357,000
TOTAL INCOME	31,500	-	120,750	-	210,000	-	210,000	-	210,000	-	210,000	-	992,250
EXPENSES													
Construction costs	42,000	42,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	84,000	924,000
Overheads	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	240,000
TOTAL EXPENSES	62,000	62,000	104,000	104,000	104,000	104,000	104,000	104,000	104,000	104,000	104,000	104,000	2,844,000
NET OPERATING INCOME	(30,500)	(62,000)	16,750	(104,000)	106,000	(104,000)	106,000	(104,000)	106,000	(104,000)	106,000	(104,000)	(171,750)
BALANCE OF CAPITAL AVAILABLE	414,500	352,500	369,250	265,250	371,250	267,250	373,250	269,250	375,250	271,250	377,250	273,250	

YEAR THREE	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	TOTAL
PROJECTED HOMES SOLD	1		1		2		2		2		2		10
INCOME													
Down payment	33,075		33,075		66,150		66,150		66,150		66,150		330,750
Home payment - Instalment 1	89,250		93,713		93,713		187,425		187,425		187,425		838,950
Home payment - Instalment 2	89,250		89,250		93,713	-	93,713		187,425		187,425		740,775
TOTAL INCOME	211,575		216,038		253,575	-	347,288	-	441,000	-	441,000		1,910,475
EXPENSES													
Construction costs	86,100	86,100	88,200	88,200	132,300	132,300	176,400	176,400	176,400	176,400	176,400	176,400	1,671,600
Overheads	22,000	22,000	22,000	22,000	22,000	22,000	22,000	22,000	22,000	22,000	22,000	22,000	264,000
TOTAL EXPENSES	108,100	108,100	110,200	110,200	154,300	154,300	198,400	198,400	198,400	198,400	198,400	198,400	1,935,600
NET OPERATING INCOME	103,475	(108,100)	105,838	(110,200)	99,275	(154,300)	148,888	(198,400)	242,600	(198,400)	242,600	(198,400)	(25,125)
BALANCE OF CAPITAL AVAILABLE	376,725	268,625	374,463	264,263	363,538	209,238	358,125	159,725	402,325	203,925	446,525	248,125	

YEAR FOUR	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	TOTAL
PROJECTED HOMES SOLD	**2**		**2**		**2**		**3**		**3**		**3**		**15**
INCOME													
Down payment	69,458		69,458		69,458		104,186		104,186		104,186		520,932
Home payment - Instalment 1	187,425		196,796		196,796		196,796		295,194		295,194		1,368,203
Home payment - Instalment 2	187,425		187,425		196,796	-	196,796		196,796		295,194		1,260,433
TOTAL INCOME	444,308	-	453,679	-	463,051	-	497,779	-	596,177	-	694,575	-	3,149,567
EXPENSES													
Construction costs	180,810	180,810	185,220	185,220	185,220	185,220	231,525	231,525	277,830	277,830	277,830	277,830	2,676,870
Overheads	24,200	24,200	24,200	24,200	24,200	24,200	24,200	24,200	24,200	24,200	24,200	24,200	290,400
TOTAL EXPENSES	205,010	205,010	209,420	209,420	209,420	209,420	255,725	255,725	302,030	302,030	302,030	302,030	2,967,270
NET OPERATING INCOME	239,298	(205,010)	244,259	(209,420)	253,631	(209,420)	242,054	(255,725)	294,147	(302,030)	392,545	(302,030)	182,297
BALANCE OF CAPITAL AVAILABLE	487,423	282,413	526,671	317,251	570,882	361,462	603,516	347,791	641,937	339,907	732,452	430,422	

YEAR FIVE	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	TOTAL
PROJECTED HOMES SOLD	**3**		**3**		**3**		**3**		**3**		**3**		**18**
INCOME													
Down payment	109,396		109,396		109,396		109,396		109,396		109,396		656,373
Home payment - Instalment 1	295,194		309,954		309,954		309,954		309,954		309,954		1,844,964
Home payment - Instalment 2	295,194		295,195		309,954	-	309,954		309,954		309,954		1,830,205
TOTAL INCOME	699,784	-	714,545	-	729,304	-	729,304	-	729,304	-	729,304	-	4,331,543
EXPENSES													
Construction costs	284,776	284,776	291,722	291,722	291,722	291,722	291,722	291,722	291,722	291,722	291,722	291,722	3,486,767
Overheads	26,620	26,620	26,620	26,620	26,620	26,620	26,620	26,620	26,620	26,620	26,620	26,620	319,440
TOTAL EXPENSES	311,396	311,396	318,342	318,342	318,342	318,342	318,342	318,342	318,342	318,342	318,342	318,342	3,806,207
NET OPERATING INCOME	388,388	(311,396)	396,203	(318,342)	410,962	(318,342)	410,962	(318,342)	410,962	(318,342)	410,962	(318,342)	525,336
BALANCE OF CAPITAL AVAILABLE	818,810	507,414	903,617	585,275	996,238	677,896	1,088,858	770,517	1,181,479	863,138	1,274,100	955,758	

YEAR SIX	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	TOTAL
PROJECTED HOMES SOLD	**4**		**5**		**6**		**6**		**-**		**-**		**21**
INCOME													
Down payment	153,154		191,442		229,731		229,731		-		-		804,058
Home payment - Instalment 1	309,954		433,936		542,420		650,904		650,904		-		2,588,118
Home payment - Instalment 2	309,954		309,954		433,936		542,420		650,904		650,904		2,898,072
TOTAL INCOME	773,062	-	935,332	-	1,206,087	-	1,423,055	-	1,301,808	-	650,904		6,290,248
EXPENSES													
Construction costs	350,066	350,066	459,461	459,461	561,564	561,564	612,615	612,615	306,308	306,308	-	-	4,580,028
Overheads	29,282	29,282	29,282	29,282	29,282	29,282	29,282	29,282	29,282	29,282	14,641	14,641	322,102
TOTAL EXPENSES	379,348	379,348	488,743	488,743	590,846	590,846	641,897	641,897	335,590	335,590	14,641	14,641	4,902,130
NET OPERATING INCOME	393,714	(379,348)	446,589	(488,743)	615,241	(590,846)	781,158	(641,897)	966,218	(335,590)	636,263	(14,641)	1,388,118
BALANCE OF CAPITAL AVAILABLE	1,349,472	970,124	1,416,713	927,970	1,543,211	952,365	1,733,523	1,091,626	2,057,844	1,722,254	2,358,517	2,343,876	

SUMMARY PROJECTIONS		Year 1 - Pilot	Year 2	Year 3	Year 4	Year 5	Year 6
PROJECTED HOMES SOLD		1	6	10	15	18	21
INCOME							
Downpayment			189,000	330,750	520,932	656,373	804,058
Payment 1		100,000	446,250	838,950	1,368,203	1,844,964	2,588,118
Payment 2		100,000	357,000	740,775	1,260,433	1,830,205	2,898,072
TOTAL INCOME		200,000	992,250	1,910,475	3,149,567	4,331,543	6,290,248
EXPENSES							
Construction costs		160,000	924,000	1,671,600	2,676,870	3,486,767	4,580,028
Overheads		45,000	240,000	264,000	290,400	319,440	322,102
TOTAL EXPENSES		205,000	2,844,000	1,935,600	2,967,270	3,806,207	4,902,130
NET OPERATING INCOME		(5,000)	(171,750)	(25,125)	182,297	525,336	1,388,118
CAPITALIZATION			-				
Small Change Promissory Notes		450,000	0	0	0	0	0
			-				
EOY BALANCE OF CAPITAL AVAILABLE		445,000	273,250	248,125	430,422	955,758	2,343,876

DETAILED BUDGET FOR ONE HOME

Assumptions

Average size	1,000 s.f.
Construction time line, including foundation	4 months
Downpayment of 15%	$30,000.00
First installment due with finished shell	$85,000.00
Second installment due on completion	$85,000.00

By Owner	**Total Home Cost**
Land	$0.00

Stage 1

Architect and Supervision	$10,000.00
Permissions	$4,000.00
Foundation	$12,000.00
insulation	$15,000.00
Labor	$25,000.00
Electrical	$7,500.00
Plumbing	$7,500.00
Concrete	$8,000.00
Finishing Items ,Fixtures, D&W	$20,000.00
Total Stage 1	$109,000.00

Stage 2

Bathroom Fittings	$5,000.00
Masonry	$10,000.00
El Fixtures	$2,000.00
Finishing	$10,000.00
Labor D&W, Finishing	$24,000.00
Total Stage 1	$51,000.00

GRAND TOTAL FOR ONE HOME	**$160,000.00**
COST TO HOME-OWNER	**$200,000.00**
PROFIT TO COMPANY	**$40,000.00**

EXHIBIT B: RISK FACTORS

OUTER COMMUNITY BUILDS, LLC.

Risk Factors

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Lending money to our Company is not like that at all. The ability of the Company to make the profits you expect, and ultimately to pay you interest and give you your money back, depends on a number of factors, including many beyond our control. Nobody guarantees the Company will be successful and you might lose some or all of your money.

We are a Startup: The Company is a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

- Raise capital;
- Hire and retain qualified personnel;
- Develop effective and cost-effective marketing strategies;
- Manage our growth;
- Implement technology systems;
- Create brand awareness; and
- Develop and implement financial controls.

There is no guarantee we will be able to do any of those things.

Risk of New Business Model: We know the construction industry is in need of disruption and believe our product fills an urgent need, *i.e.*, that we are building a better mousetrap. The flip side of that coin, however, is that we will be successful only if we can change behavior that has not changed significantly in decades. The Company estimates that disaster resilient construction has been adopted only in less than 1% of all U.S. single family home construction projects. We must persuade developers and landowners that our product is better and to do that we must persuade ordinary people – homeowners – that it is better, or at least not worse. Ingrained consumer behavior can be extremely hard to change and there is no guarantee we will be successful.

Competition: The Company will compete with many national, regional, and local companies, with new competitors coming to the market on a regular basis. In addition, large general contractors might develop disaster resilient construction expertise in-house. Some of these competitors could have far more resources and staying power than we have, and some might have products better aligned with the market. The fact that we have (we believe) a better mousetrap doesn't mean we will have the best mousetrap.

Challenge of Turning Ideas into a Business: The Company has a business plan, a founder who is experienced in materials and disaster resilient building systems, a first customer for one prototype home build and leads on others. However, it has no sales, no revenue, and no construction or manufacturing operations. The Company must navigate many obstacles before it becomes a *bona fide* business and even more before it recognizes a profit.

Manufacturing Challenges: The COVID-19 pandemic both revealed and created many challenges in the construction manufacturing and building sector. Among other things: unforeseen bottlenecks and delays in the supply chain; constraints on the availability of raw materials and components; sudden and dramatic price increases; and the shortage of skilled labor.

Rising Interest Rates: Interest rates have risen significantly over the last 12 months as the Federal Reserve has tried to cool down the economy and thereby reduce inflation, which reached a 40-year high. Historically, rising interest rates have been associated with declines in real estate values and construction spending, as consumers face higher mortgage payments.

Risks of Government Regulation: The residential construction business is highly regulated, from local zoning restrictions to environmental consideration to building codes and insurance regulation. Regulations could be issued that restrict use of disaster resilient building systems or require costly changes to the Company's designs or technology. Any regulation of this kind could have an adverse effect on the Company.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $450,000 in this Offering but will begin to spend investor money if we raise as little as $25,000. This figure is arbitrary. If we raise only $25,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: Today the Company depends on one person: Mr. Mirchandani. If he were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

Limited Experience of Founder and CEO: Although Mr. Mirchandani has experience in materials and concrete panel manufacturing, he does not have prior experience in design/build and real estate development.

The Company will Need More Capital: The Company will need at least the capital they are trying to raise through this offering to execute its business plans. There is no guarantee the Company will be able to raise all funds needed on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with this group of investors.

Difficult Capital-Raising Environment: Over the last nine months many venture capital funds and angel investors have pulled back and/or become more selective, making it more difficult to raise capital.

Uninsured Losses: The Company will carry insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. Accordingly, it is possible that the Company could suffer a significant uninsured loss.

Risks Associated with Debt Securities:

You Have no Upside: You are investing in a "debt" security, meaning you will be a creditor of the Company, not an owner. As a creditor, the most you can hope to receive is your money back plus interest. You cannot receive more than that even if the Company turns into the next Facebook.

You Do Have A Downside: Conversely, if the Company loses enough value, you could lose some or all of your money.

Subordination to Rights of Other Lenders: Even though you will be a creditor of the Company, you will have a lower priority than some other lenders, like banks or leasing companies. In the event of bankruptcy, they would have the right to be paid first, up to the value of the assets in which they have security interests, while you would only be paid from the excess, if any.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Issuers Typically Will Not have Third Party Credit Ratings: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help Investors gauge the ability of the issuer to repay the loan. Our Company has not been rated by either Moody's or Standard & Poor's, leaving Investors with no objective measure by which to judge the Company's creditworthiness.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a Company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guarantee that the interest rate we are paying you adequately compensates you for the risk.

Securities Laws Risks: This Offering is being conducted under Reg CF. We will conduct future offerings of securities under Reg CF or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors. That could be catastrophic for our business.

Risk of Inaccurate Financial Projections: The Company might provide prospective Investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe the demand for modular housing will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe the demand for modular housing will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Registration Under Securities Laws: Neither the Company nor the Promissory Notes issued will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Promissory Notes are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying a Promissory Note only if you are willing to entrust all aspects of the Company's business to our management team.

Incomplete Offering Information: The Promissory Notes are being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (in Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

No Market for the Promissory Notes; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your Promissory Note:

- Most importantly, there will be no public market, meaning you could have a hard time finding a buyer.
- By law, you may not sell your Promissory Note for one year except in very limited circumstances.
- You may not sell your Promissory Note without the Company's consent.

Taking the obstacles into account, you should plan to own your Promissory until the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, members of our management time might devote themselves to other endeavors at the same time.
- Members of our management team might prefer higher levels of compensation, while Investors might prefer lower levels.
- Members of our management team might want to sell the Company before or after Investors believe it is prudent to do so.
- The interests of investors could also conflict with the interests of other shareholders of the Company.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE. For example:

- Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:
- You would not be entitled to a jury trial.
- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.
- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2023, by and between Outer Community Builds, LLC a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of Interest.**

    1.1. In General. Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the "Interest").

    1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.4. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.5. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.6. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.7. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.8. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.9. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.10. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.11. **Restrictions on Transfer.** You understand that the Interest may not be transferable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.13. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.14. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.15. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.16. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.17. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by the Delaware law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Delaware unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall

32

not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at smartiltup@gmail.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: OUTER COMMUNITY BUILDS, LLC

By: _____

Suresh Mirchandani, Manager

EXHIBIT D: PROMISSORY NOTE

OUTER COMMUNITY BUILDS, LLC
Non-Negotiable Promissory Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2023, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		*Principal Amount*	$_____

FOR VALUE RECEIVED, Outer Community Builds, LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated November 1, 2023, the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

Outer Community Builds, LLC

By _____
Suresh Mirchandani, Manager

EXHIBIT E: NOTE INDENTURE

OUTER COMMUNITY BUILDS, LLC
NOTE INDENTURE

This Note Indenture is entered into by Outer Community Builds, LLC a Delaware limited liability company (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on May 8, 2023 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

   2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

   2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

   2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3. **Consequences of Default**.

   3.1. **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

3.2.   **Appointment of Representative**.

3.2.1.   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "<u>Representative</u>"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2.   **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3.   **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonable necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4.   **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5.   **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6.   **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7.   **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies**.

3.3.1. **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

3.3.3. **Expenses**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments**.

3.4.1. **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2.   **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers, and shall return such excess on demand.

3.5.   **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6.   **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1.   The date the Representative and the Company enter into a settlement of all claims; or

3.6.2.   If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3.   If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4.   **Limitation on Distributions**.

4.1.   **Certification Required**. Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2.   **No Distributions Upon Default**. The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3.   **Obligation to Return Distributions**. Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4.   **Limitation of Liability**. Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5.   **Payments Required**.

5.1.   **Maturity Date**. The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on October 31, 2029 (the "Maturity Date").

5.2.   **Regular Interest**. Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of eight percent (8%) per year beginning on November 1, 2023. Regular Interest shall be paid no later than January 15th of each year for all Regular Interest accrued during through December 31st of the preceding year. However, if the Company's Cash Flow (as defined below) is less than the amount of all Regular Interest due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at four percent (4%) per year until paid.

5.3.   **Participation Interest**.

5.3.1.   **In General**. Together, the owners of all of the Notes sold in the Offering shall have the right to receive an amount equal to fifteen percent (15%) of the Company's Cash Flow (the "Cash Flow Allocation"). Each owner of a Note sold in the Offering shall share in such total Cash Flow Allocation on a *pro rata* basis, calculated by dividing the principal amount of the Note purchased by such owner by the aggregate principal amount of all Notes sold in the Offering.

5.3.2.   **Payment**. The Cash Flow Allocation shall be paid with each distribution of cash to the equity owners of the Company.

5.3.3.   **Continuation**. The Cash Flow Allocation shall continue for the life of the Company, even after the principal of the Notes has been repaid.

5.3.4.   **Dilution**. The fifteen percent (15%) allocation to the Cash Flow Allocation may be reduced (diluted) upon the occurrence of any event that also dilutes the interests of the equity owners of the Company in the Company's Cash Flow, and by the same percentage. For example, if the Company issued securities that diluted the interest of the equity owners of the Company in the Company's Cash

Flow by one-third, then the Cash Flow Allocation would be reduced from fifteen percent (15%) to ten percent (10%).

5.4. **Cash Flow**.

5.4.1. **In General**. For purposes of this section 5, the Company's "Cash Flow" means the excess of the Company's cash receipts over its cash expenses. Cash receipts include, but are not limited to, contributions and loans from members and others (including the proceeds of the Offering and other offerings of securities), rents, interest, the proceeds of loans, and amount released from reserve accounts; while cash expenses include, but are not limited to, debt service, loan repayments, taxes, rent, fees and expenses paid to third parties, and amounts contributed to reserve accounts. Every distribution made to the equity owners of the Company shall be deemed to consist of Cash Flow.

5.4.2. **Payments to Related Persons**. Payments made by the Company to related parties shall not be taken into account in calculating the Company's Cash Flow. For these purposes, "related parties" means any member, manager, or officer of the Company and any person that would be treated as related to a member, manager, or officer under sections 267(b) or 707(b) of the Internal Revenue Code, substituting the phrase "at least 10%" for the phrase "more than 50%" each place it occurs.

5.5. **Prepayment**. The Company may prepay any Note at any time, in whole or in part, without penalty.

6. **Payment and Withholding**.

6.1. **Payment**. All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

7. **Transfers**.

7.1. **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3.   **First Right of Refusal**. In the event a Purchaser (the "<u>Selling Purchaser</u>") desires to sell or otherwise transfer one or more Notes (the "<u>Transfer Notes</u>") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4.   **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8.   **Replacement of Indenture**.

8.1.   **In General**. The Company may at any time propose to replace this Note Indenture in its entirety with a different indenture (the "<u>Replacement Note Indenture</u>"). The Company shall forward to all Purchasers a true copy of the proposed Replacement Indenture (the "<u>Replacement Indenture Notice</u>"). Upon the affirmative consent of Purchasers holding at least twenty five percent (25%) of all outstanding Notes, measured by outstanding principal amount, the Replacement Note Indenture shall be deemed to have been adopted by all of the Purchasers and shall replace and supersede this Note Indenture in its entirety. If such affirmative consent has not been obtained within ninety (90) days following the date of the Replacement Indenture Notice, then the Company shall not again seek the consent of the Purchasers for any replacement indenture for a period of an additional ninety (90) days.

8.2.   **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1.   Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2.   Establish the form or terms of Notes;

8.2.3.   Cure any ambiguity, defect, or inconsistency;

8.2.4.   Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5.   Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6.   Secure the Notes; or

8.2.7.   Make any other change that does not adversely affect the rights of any Purchaser.

9.   **Related Parties**. In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10.   **Miscellaneous**.

10.1.   **Electronic Delivery**. All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2.   **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail) to smartiltup@gmail.com, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3.   **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4.   **No Sinking Fund**. Notes are not entitled to any sinking fund.

10.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Delaware law, and (v) if such Purchaser is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

10.6.   **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

Outer Community Builds, LLC

By _____

Suresh Mirchandani, Managing Member

EXHIBIT F: LLC AGREEMENT

OUTER COMMUNITY BUILDS, LLC
LIMITED LIABILITY COMPANY AGREEMENT

This is an Agreement, entered into on May 7, 2023, by and between Outer Community Builds, LLC, a Delaware limited liability company (the "Company"), and Suresh Mirchandani, an individual resident of 3 Beech Hill Road, Lloyd Harbor, NY 11743 ("Mr. Mirchandani").

Background

Mr. Mirchandani owns all of the limited liability company interests of the Company and wishes to set forth his understandings concerning the ownership and operation of the Company in this Agreement, which he intends to be the limited liability company agreement of the Company within the meaning of 6 Del. C. 18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the members of the Company to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

2. **Name**. The name of the Company shall be "Outer Community Builds, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

3. **Purpose**. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

4. **Contributions**. Mr. Mirchandani shall make such contributions of money or property to the Company as it may determine in its sole discretion from time to time, but neither Mr. Mirchandani nor any other member of the Company shall have any obligation to contribute capital to the Company. Without limitation, no member shall be required to restore any deficit in its capital account following the liquidation and dissolution of the Company.

5. **Ownership**. Mr. Mirchandani is currently the sole member of the Company, owning all of its limited liability company interests.

6. **Capital Accounts**. A capital account shall be established and maintained for each member of the Company. Unless otherwise specifically provided herein, the capital accounts of members shall be adjusted and maintained in accordance with section 704 of the Internal Revenue Code (the "Code") and the regulations thereunder (the "Regulations").

7. **Allocations and Distributions**. All items of income, loss, gain and deduction shall be allocated among the members of the Company in accordance with each member's ownership of limited liability company interests, except where the Code or the Regulations require different allocations. All distributions from the Company shall be divided among the members of the Company in accordance with each member's ownership of limited liability company interests.

8. **Management**.

8.1. **Management by Manager**. The business and affairs of the Company shall be directed, managed, and controlled by Mr. Mirchandani as the "manager" within the meaning of 6 Del. C. §18-101(12). In that capacity Mr. Mirchandani is referred to in this Agreement as the "Manager."

8.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

8.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 8.2, the Manager shall have the power to (i) admit additional members to the Company on such terms as the Manager may determine; (ii) direct and control the policies of the Company; (iii) incur indebtedness on behalf of the Company, whether to banks or other lenders; (iv) determine the timing and amount of distributions; (v) determine the information to be provided to the members of the Company; (vi) grant liens and other encumbrances on the Company's assets; (vii) file and settle lawsuits on behalf of the Company; (viii) change the Company's business strategy; (ix) sell or otherwise dispose of all or substantially all of the Company's business or assets, in the ordinary course of business or otherwise; (x) discontinue the business of the Company; and (xi) dissolve the Company.

8.4. **Resignation; Removal; Replacement**. A Manager may resign for any reason at any time by given thirty (30) days' notice. In the event of a resignation of a Manager, a replacement shall be designated by members owning at least a majority of the then-outstanding limited liability company interests of the Company.

8.5. **Standard of Care**. The Manager shall conduct the Company's business using his business judgment.

8.6.   **Restrictions**. Unless authorized by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

8.7.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

8.8.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in his sole and absolute discretion.

8.9.   **Transactions with Manager and Affiliates**. The Manager or his affiliates may be engaged to perform services on behalf of the Company provided that any compensation paid by the Company is (i) fair to the Company, and (ii) consistent with the compensation that would be paid to unrelated third parties.

9.   **Other Rights of Members; Indemnification**.

9.1.   **Other Businesses**. Each member and manager of the Company may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

9.2.   **Exculpation and Indemnification**.

9.2.1.   **Exculpation**.

a.   **Covered Persons**. As used in this section 9.2, the term "Covered Person" means Mr. Mirchandani and each officer and agent of the Company, each acting within the scope of his, her, or its authority.

b.   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

c.   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

9.2.2.   **Liabilities and Duties of Covered Persons**.

a.   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the members to replace such other duties and liabilities of such Covered Person.

b.   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

9.2.3.   **Indemnification**.

a.   **In General**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

b.   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 9.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 9.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

c.   **Entitlement to Indemnity**. The indemnification provided by this section 9.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 9.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 9.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

d.   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

e.   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 9.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

f.   **Savings Clause**. If this section 9.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 9.2.3 to the fullest extent permitted by any applicable portion of this section 9.2.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

9.2.4.   **Amendment**. The provisions of this section 9.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

9.2.5. **Survival**. The provisions of this section 9.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

10. **Dissolution and Liquidation**.

10.1. **Dissolution**. Except as provided otherwise in this Agreement, the Company shall be dissolved upon the determination of the Manager to dissolve. Dissolution shall be effective on the date specified by the Manager but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 10.2. The members waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

10.2. **Liquidation**.

10.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the members pursuant to the provisions of this Article Ten. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

10.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed or applied as follows:

a. First, to satisfy all liabilities of the Company and to pay all expenses of liquidation;

b. Second, to the creation of any reserves which the Manager deem reasonably necessary to meet any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company; and

c. Third, to the members of the Company in accordance with their positive capital account balances.

11. **Miscellaneous**.

11.1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service, or (ii) on the date transmitted by electronic mail, unless the recipient demonstrates that such electronic mail was not received into the recipient's inbox, to the principal business address of the recipient or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.3.　**Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, and (iii) agrees that any such court shall have in personam jurisdiction over such member.

11.4.　**Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.5.　**No Third Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.6.　**Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.7.　**Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.8.　**Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.9.　**Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

OUTER COMMUNITY BUILDS, LLC

By   //Suresh Mirchandani

Suresh Mirchandani, Manager

//Suresh Mirchandani

Suresh Mirchandani, Individually

EXHIBIT G: FINANCIAL STATEMENTS

OUTER COMMUNITY BUILDS LLC

A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report

March 29, 2023

OUTER COMMUNITY BUILDS LLC

TABLE OF CONTENTS

Page



Etiendem LLC
Certified Public Accountant
2807 N. Parham Road
Suite #200

Tel: +1 (804) 807-4602
Email: bmbecha@etiendemcpa.com

<center>

INDEPENDENT AUDITORS' REPORT

</center>

To the Member of
Outer Community Builds
LLC

Opinion

I have audited the accompanying financial statements of Outer Community Builds LLC (collectively the "Company"), which comprise the balance sheet as of March 29, 2023, and the related statements of operations, member's equity, and cash flows on March 29, 2023, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 29, 2023, and the results of its operations and its cash flows on March 29, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of my report. I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements relating to my audit. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to continue as a going concern in the next 12 months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

INDEPENDENT AUDITORS'S REPORT (Continued)

Auditor's Responsibilities for the Audit of the Financial Statements

My objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error,
  and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that I identified during the audit.

Etiendem LLC, Certified Public Accountant
2807 N. Parham Road, Suite #200
Richmond, VA 23294
May 5, 2023

OUTER COMMUNITY BUILDS LLC
BALANCE SHEET
MARCH 29, 2023

Assets

Current assets −		
Cash	$	-
Total assets	$	-

Liabilities and Member's Equity

Current liabilities −		
Accounts payable	$	-
Total liabilities		-
Commitments and contingencies (Note 3)		-
Member's equity −		-
Total member's equity		-
Total liabilities and member's equity	$	-

See accompanying notes to the financial statements.

OUTER COMMUNITY BUILDS LLC
STATEMENT OF OPERATIONS
MARCH 29, 2023

Revenues	$	–
Operating Expenses –		
General and administrative		230
Total operating expenses		230
Net loss	$	(230)

See accompanying notes to the financial statements.

OUTER COMMUNITY BUILDS LLC
STATEMENT OF MEMBER'S EQUITY
MARCH 29, 2023

MEMBER'S EQUITY - BEGINNING	$	0
Net Loss		(230)
Member's Contribution		230
MEMBER'S EQUITY - ENDING	$	0

OUTER COMMUNITY BUILDS LLC
STATEMENT OF CASH FLOWS
MARCH 29, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(230)
Adjustments to Reconcile Net Loss		
to Net Cash Flows From Operating Activities:		
Depreciation		-
Deferred Income Taxes		-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable		-
Inventory		-
Prepaid Income Taxes		-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		-
Credit Cards Payable		-
Total Adjustments		-
Net Cash Flows From Operating Activities		(230)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment		-
Net Cash Flows From Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt		0
Member's Contribution		230
Net Cash Flows From Financing Activities		230
NET INCREASE (DECREASE) IN CASH		-
CASH - BEGINNING		-
CASH - ENDING	$	-

OUTER COMMUNITY BUILDS LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Outer Community Builds LLC (the "Company") is a limited liability company formed on March 29, 2023 ("Inception") in the State of Delaware. The Company plans to construct smart homes which are disaster resilient, green, and healthy on ranch properties and urban rural areas.

Going Concern and Management's Plans

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of March 29, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next 12 months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market, or negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's year−end is December 31.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP will require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 29, 2023, the Company has no cash and cash equivalents.

Fair Value of Financial Instrument

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 − Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 − Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 − Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair−value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 29, 2023. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company will recognize revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:
1) identify the contract with a customer;
2) identify the performance obligations in the contract;
3) determine the transaction price;
4) allocate the transaction price to performance obligations in the contract; and
5) recognize revenue as the performance obligation is satisfied. No revenue has been generated to date. The primary revenues of the Company will be from rentals of residential units.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, provision for income tax is not recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more− likely−than−not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or
   (i)   provide supplemental guidance,
   (ii)   are technical corrections,
   (iii)   are not applicable to us or
   (iv)   are not expected to have a significant impact on our financial statements.

NOTE 4: MEMBER'S EQUITY

General

The Company is 100% owned by its sole member Suresh Mirchandani as of March 29, 2023. He has contributed US$230 towards the incorporation fees as of March 29, 2023. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Allocation of Profits and Losses to Members

The Company shall seek to allocate its income, gains, losses, deductions, and expenses in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

NOTE 5: RELATED PARTY TRANSACTIONS

There are no related parties.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through May 3, 2023, the date the financial statements were available to be issued and determined there are no other material events requiring disclosure or adjustment to the financial statement.

EXHIBIT H: BACKGROUND CHECKS



1. Name of covered person: Suresh Mirchandai
2. Date: 5.8.2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Suresh Mirchandai is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No other additional information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

 

1. Name of covered person: Outer Community Builds, LLC
2. Date: 5.8.2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Outer Community Builds, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No other additional information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

EXHIBIT I: VISION PLAN



Opportunity

Taking advantage of changing
Figure 5

trends in $590 Billion US

Residential home market



20M [1]

Americans seeking relocation & WFH status

37% [2]

of US homes prone to damage from disasters

5M [3]

Gap in housing for next 10 years

35M [4]

Millennials don't own home

Problem
US Home Market







37%[6] of Homes are Disaster Prone

Main Reason:
90%[7] of Homes still being made of Wood



Shortage of Homes

Unbalanced Supply and Demand in Many Regions

Drastic Change

Arrival of WFH resulting in Realization / Preference for Balance between Work and Family Time

Delays

Disruption in Supply Chain, Lumber Price Increase, Labor Shortage

US Natural Disasters- Threat to Residential Market

US Home Market

- More than 3.3[8] Million Americans lost their Homes to Natural Disasters in 2021
- In 2021 nearly 15 Million[9] Home were impacted by severe Natural Disaster



US Natural Disaster Map

The total cost of the Disaster Losses for last seven years (2016-2022) exceeds $1 trillion while the costs for 341 events from 1980-2022 exceeds $2.475 trillion (inflation-adjusted to 2022 dollars)


US NATURAL DISASTER MAP[1]
[1]SOURCE: REDCROSS.ORG
[2]SOURCE: NOAA.GOV
TORNADO ALLEY[2]
SEATTLE
SAN FRANCISCO
SANTA CLARA
LAS VEGAS
LOS ANGELES
PHOENIX
DALLAS
DATA FOUNDRY
AUSTIN
HOUSTON
CHICAGO
NEW YORK
BOSTON
ATLANTA
MIAMI
EARTHQUAKES (MODERATE RISK)
EARTHQUAKES (HIGH RISK)
FLOODS
HURRICANES
TORNADO



Ranch lands could partially mitigate Land Problem for Future Housing

- In 1935 there were 6.8 Million Ranch homes.

This has dwindled down to 2 Million[1]

- Current Listings for Ranch Lands offer

parcels from < 1 Acre to 2000 Acres+

Business of the Company

Remote and Rural Smart Ranch Homes

- We plan to Construct Smart Homes which are Disaster Resilient, Green and Healthy on Ranch Properties and Urban Rural Areas
- Strategic Partnering with Building Material Manufacturers
- We plan to use only Code Approved Concrete Construction Technologies"
- Progressively will target FEMA Gold Fortified Resilience Certification

Efficient | Profitable | Fast Turnaround | Scalable





rural&remote

Our Homes

Modern Scandinavian Style Barndominiums






















Technology –Tiltup




Technology – EVG 3D

Concrete Sprayed on Both Sides of EPS Insulation in a Steel Wire Envelope. This is referred to Stand and Shoot by Industry








Technology – Disaster Resilience


Hip Roof best suited for Hurricanes


Rebar Tied down Roof


Stilt Construction for Flooding Areas


Refractory Materials for Forest Fires


Fiber-reinforced Concrete



Visuals –SMART Home











We plan to offer Smart Home Systems independent of Wifi. This controls the HVAC(Heating Ventilation, AC), Home Energy Management and Home Security, Regular Chores like Putting on Lights and Appliances, Security, Alerts, Sensors for Fire, CO_2









Interiors
Wide Open Spaces and Minimalistic









Ushering Smart Home Community Clusters

Source Land Owners needing Homes

Features as per Client requirements

Build 20-50 homes per Site

Build Smartiltup homes

Handover

















MARKET FOR THE PROJECT
1
RISING DEMAND FOR OFF GRID UNITS) AND NATURE CONNECT HOMES
12
Currently 2 Million in Homestead
11
2 M
Survey showed 2M willing to Relocate more Than 500 Miles from workplace
15
6.8 M
There were 6.8 M Ranch Homes in 1935
15
6.8 M
This could provide areas for future low Density Housing
15
2 M
Which Is now 2 M
13
3.3M
3.3 Million Homes Damaged or Destroyed by Disasters
2
DISASTER RESILIENT HOMES
16
10%
11%
Currently only 10% of 130 M homes made out of Concrete
Even a 1% increase will result
1.3 M
1.3 Million Homes every year
3
ADUS (AUXILIARY DWELLING
We plan to offer Smart Home Systems independent of Wifi. This controls the HVAC(Heating Ventilation, AC), Home Energy Management and Home Security, Regular Chores like Putting on Lights and Appliances, Security, Alerts, Sensors for Fire, CO2
14
4.7 M
Demand estimated to be 4.7 M
We have designed a Product suitable for this Segment



Market Awareness



60.4M [17]

Smart Homes



400k [18]

LEED Certified
Green Homes



5K [20]

Typhoon
Resistant Homes



12K [19]

Net Zero Homes

Educated and SMART Home Buyer will drive the

demand for Our Homes









Competitors

Not Direct & WellEstablishedCompetitors

Potential:

Barndominium Manufacturers

Still building Post & Beam Barns using wood

Deltec Homes

Only Flood & Typhoon Resistant. Focusing only on FL

Traditional Builders

Mostly Stick-Built, Not Disaster Proof homes & Tech averse



Differentiation to Beat Competition

- Using Latest Technologies in building Construction and Home Energy, SMART/IOT -Competition is Not Tech Savy

- Focus on Home Expectations specially of WFH and Remote/Rural Segment

- Best Designs for Disaster Resilience with Highest Certifications possible

- Designing for Off Grid Community is the ultimate Challenge for SMART Technologies

- Focus on Homesteading Communities where Home Buyers have an AgrobasedSourceofIncome

Data Sources

1. https://www.upwork.com/research/new-geography-of-remote-work
2. https://www.cnbc.com/2021/01/27/nearly-one-third-us-homes-natural-disaster-high-risk-new-study-says.html
3. https://www.cnbc.com/2021/09/14/america-is-short-more-than-5-million-homes-study-says.html
4. https://www.businessinsider.com/millennials-house-home-real-estate-mortgage-rates-rent-debt-boomers-2022-9
5. https://www.mordorintelligence.com/industry-reports/us-residential-construction-market#:~:text=US%20Residential%20Construction%20Market%20Analysis,3%25%20durin g%20the%20forecast%20period
6. https://www.cnbc.com/2021/01/27/nearly-one-third-us-homes-natural-disaster-high-risk-new-study-says.html
7. https://www.specifyconcrete.org/blog/concrete-framed-homes-more-mainstream-than-ever#:~:text=However%2C%20concrete%20is%20making%20inroads,one%20percent%20of%20the%20total
8. https://www.audacy.com/krld/news/national/3-3m-americans-lost-homes-in-natural-disasters-in-2022
9. https://thehill.com/changing-america/sustainability/infrastructure/595489-one-in-10-homes-in-the-us-affected-by-climate#:~:text=A%20new%20report%20estimates%20that,unique%20risks%20and%20potential%20damages
10. https://drgnews.com/2022/06/22/number-of-us-farms-continues-slow-decline/
11. https://www.upwork.com/research/new-geography-of-remote-work
12. https://www.nps.gov/home/learn/historyculture/homesteadrecords.htm
13. https://www.audacy.com/krld/news/national/3-3m-americans-lost-homes-in-natural-disasters-in-2022
14. https://www.huduser.gov/portal/pdredge/pdr-edge-featd-article-022222.html
15. https://drgnews.com/2022/06/22/number-of-us-farms-continues-slow-decline/
16. https://www.specifyconcrete.org/blog/concrete-framed-homes-more-mainstream-than-ever#:~:text=However%2C%20concrete%20is%20making%20inroads,one%20percent%20of%20the%20total
17. https://www.oberlo.com/statistics/smart-home- statistics#:~:text=The%20latest%20smart%20home%20statistics,were%20using%20smart%20home%20devices
18. https://www.usgbc.org/articles/us-green-building-council-report-reveals-19-growth-leed-residential-market
19. https://www.cnbc.com/2019/02/14/homes-that-produce-their-own-energy-might-be-the-future-and-california-is-inching-closer.html#:~:text=The%20Net%2DZero%20Energy%20Coalition,new%20home%20constructions%20in%20California
20. https://www.deltechomes.com/learn-more#:~:text=Located%20in%20Asheville%2C%20NC%2C%20we,over%205%2C000%20panelized%20homes%20worldwide